Exhibit 99.1

Click Holdings Limited (CLIK) Surpasses 6 Million Senior Care Hours; Unveils Global ESG Framework to Power International and Mainland China Expansion

Hong Kong, July 17, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources (“HR”) and senior care solutions in Hong Kong, today announced a historic milestone in its corporate social responsibility framework, having officially delivered more than 6,000,000 cumulative service hours to seniors. This milestone underscores Click’s unique capability to drive high-margin commercial growth while solving critical global demographic challenges.

As societies worldwide face unprecedented aging demographics and severe healthcare labor shortages, Click’s proprietary human capital solutions have emerged as a highly scalable blueprint. By deploying specialized workforce management technologies to optimize healthcare personnel, Click has successfully scaled its clinical and community-based services, establishing a foundation ready for rapid export to international markets and Mainland China.

“Surpassing 6 million hours of senior care is a powerful validation of our core thesis: high-impact social value is the ultimate engine for durable, global shareholder value,” said Jeffrey Chan, CEO of Click. “The demographic headwinds of an aging population are not unique to Hong Kong; it is a worldwide phenomenon. By proving our model at scale, we are positioned to export our tech-enabled HR and eldercare framework into Mainland China and high-demand overseas markets, capturing a massive share of the global silver economy.”

A Scalable ESG Model Built for Global Expansion

The announcement follows Click’s exceptional financial momentum, highlighted by a 73% year-over-year Q3 revenue increase, propelled by an explosive 110% growth rate in its senior nursing division. By demonstrating a direct 1:1 correlation between social output (care hours delivered) and financial expansion, Click offers global institutional investors a rare, pure-play ESG investment opportunity. Click’s strategic expansion roadmap focuses on three pillars:

Mainland China Market: Adapting Click’s proven human capital and nursing solutions to address the rapid aging trends across primary Tier-1 metropolitan hubs in Mainland China.

Overseas Markets: Leveraging proprietary workforce dispatch technologies and specialized training protocols to enter international markets facing acute healthcare labor deficits.

Next-Gen ESG Metrics: Scaling global care targets to 15 million hours by 2028, supported by the integration of proprietary “Life Care Robot” technologies to drive operational efficiency and a projected huge profit surge by 2027.

Strategic Vision

With a clear target to achieve HK$500 million in annual revenue within the next three years, Click is uniquely positioned to capture capital from ESG-mandated funds and global micro-cap investors seeking high-growth, high-barrier-to-entry healthcare and HR technology platforms.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 25,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clickholdings.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200